

July 31, 2025

Suzanne Winter
President and Chief Executive Officer
Accuray Incorporated
1240 Deming Way
Madison, WI 53717

> **Re: Accuray Incorporated**
> **Registration Statement on Form S-3**
> **Filed July 28, 2025**
> **File No. 333-288998**

Dear Suzanne Winter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alan F. Denenberg, Esq.